July 25, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Mark Brunhofer and Sharon Blume, Office of Finance

Re:	Burford Capital Limited
Form 20-F for the Fiscal Year Ended December 31, 2021
Filed March 29, 2022
File No. 001-39511

Dear Mr. Brunhofer and Ms. Blume:

Burford Capital Limited (“Burford” or the “Company”) has today submitted to the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter setting forth Burford’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter, dated June 27, 2022 (the “Comment Letter”), relating to Burford’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021 filed with the SEC on March 29, 2022.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. The Staff’s comments are set forth in bold, followed by Burford’s response to such comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated statements of cash flows, page 80

1.	We acknowledge your response to prior comments 2 and 1 and your assertion that cash flows associated with your capital provision assets and investments in marketable securities are classified as operating cash flows because the former is your principal source of revenue and the core of your operations and the cash management activities associated with the latter are integral to your operations. Please address the following:
●	You provide an example that a real estate company that acquires real estate for resale in the normal course of business might classify related cash flows as operating cash flows. Tell us your consideration of the fact that the real estate company in your example acquired the real estate for resale in the normal course of business and the fact that you do not appear to sell your capital provision assets or hold them for resale in the normal course of business. In your response specifically tell us your consideration of the guidance in ASC 230-10-45-20.

info@burfordcapital.com www.burfordcapital.com

The real estate example was provided to highlight that the differing activities of entities can lead to differing judgments about the characterization of those activities as operating, investing or financing activities; an operating activity in one business may be, for example, an investing activity in another. The example was not intended to be directly analogous to the Company’s activities; as our capital provision assets are neither acquired for resale nor held in a trading account, ASC 230-10-45-20 is not applicable.

As discussed with the Staff during the course of the Company’s initial registration in 2020, the Company’s business is unique among US public companies, and activities that the Company regards as its core operating business – the provision of capital against litigation matters – would be regarded as ancillary activities by many other kinds of businesses.

●	Tell us your consideration of the guidance in ASC 230-10-45-12a and 45-13a that requires investing activity classification of loans held for investment and that banks, who make such loans in the normal course of their operations, classify these cash flows as investing activities and not operating activities as demonstrated in ASC 942-230-55-2.

The guidance in ASC 230-10-45-12a and 45-13a states that the requirements are specific to “loans made by the entity”, “debt instruments of other entities” and “collections on a transferor’s beneficial interests in a securitization of the transferor’s trade receivables”. The illustration in ASC 942-230-55-2 then provides a demonstration of how that guidance would be applied by a banking institution that holds a loan portfolio for the collection of principal and interest.

The Company’s capital provision assets do not meet the definition of the activities covered by these references, and management does not therefore consider the guidance as applicable to its capital provision activity. Specifically, management considered the definition of a loan in US GAAP and determined that the Company’s capital provision assets are not loans because they do not provide a contractual right to receive money on demand or on fixed or determinable dates. Rather, the nature of the capital provision activity undertaken by the Company is to participate in the outcome of underlying litigation events, which is unpredictable as to both timing and quantum, and meets the definition of a derivative financial instrument as previously discussed in the response to comment 3 in the Company’s letter to the Staff dated May 26, 2022. The monitoring activities required in managing the portfolio extend beyond the assessment of credit risk associated with the counterparty.

As capital provision assets are principally derivative instruments, management considered ASC 815-10-45-11 and 12 and ASC 230-10-45-27 which provides guidance on other-than-insignificant financing element. However, that guidance generally addresses the cash flow presentation from a borrower’s perspective. No such other-than-insignificant financing elements exist for capital provision assets.

Management then considered ASC 230-10-45-27 that notes, when not required to be classified as a financing activity, cash receipts and payments related to a derivative instrument should be classified based on the instrument’s nature of use. In assessing the nature of use, management used its best judgment in concluding that the cash receipts and payments represented operating activity and considered that capital provision assets are acquired by the Company as its principal operating activity with the objective to generate profits on the positive resolution of one or more underlying litigation events or through resale. Further, capital provision assets are not accounting hedges nor do they function as an economic hedge.

●	As previously requested, please tell us whether you actively trade your marketable securities in a trading account. Also, tell us your consideration for the guidance in ASC 230-10-45-12a, 45-12b, 45-13a, 45-13b, 45-19 and 45-20.

Yes, marketable securities are held in a trading account and are actively traded; regular trading of the securities occurs with an average of more than one trading transaction daily during the year ended December 31, 2021. The objective of this trading activity is to earn a higher yield on the Company’s liquidity balance than that earned on cash or cash equivalents while preserving principal and providing near-term liquidity to deploy into capital provision assets and for other operating needs. These marketable securities are generally in the form of money market and fixed income instruments, for which liquid and actively traded markets exist.

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Management considered the guidance in ASC 230-10-45-12a, 45-12b, 45-13a, 45-13b, 45-19 and 45-20. Based upon our intent to hold marketable securities specifically for resale to achieve desired yields, the Company carries these assets at fair value in a trading account and presents the associated cash flows as operating activities in accordance with ASC 230-10-45-20.

●	Tell us for each period presented in your filing:
o	The amount of cash received that would represent the returns on capital provision asset funding and on marketable securities that would appropriately be classified as operating activities under ASC 230-10-45-16b and 45-16c;

Of the amount of cash flows included in operating activities, the amount of cash received that would represent the returns on capital provision asset funding and marketable securities included within reported cash flows from operating activities for each year ended December 31 is as follows:

$'000	2021	2020	2019
Capital provision assets	132,502	202,940	83,687
Marketable securities	2,615	1,096	1,987

o	The amount of cash paid for the acquisition of marketable securities; and

The amount of cash paid to acquire marketable securities for each year ended December 31 is as follows:

$'000	2021	2020	2019
Marketable securities	569,885	3,172	6,310

o	The amount of cash received from maturities and other principal payments on marketable securities.

The amount of cash received from maturities and other principal payments on marketable securities for each year ended December 31 is as follows:

$'000	2021	2020	2019
Marketable securities	92,954	3,570	5,636

The Company respectfully advises the Staff that $81.5 million of the cash received from maturities for the year ended December 31, 2021 was attributable to securities acquired at or near maturity or for which there were partial disposals during the time held.

Notes to the consolidated financial statements

Note 4: Income taxes, page 92

2.

In your response to prior comment 7 you indicate that the US federal net operating loss is lower for tax purposes than for accounting purposes due to the inclusion in US taxable income of amounts that are not included in book income. As ASC 740-10-50-3a requires the disclosure of the amounts of operating loss and tax credit carryforwards for tax purposes, tell us the amount of your net operating loss carryforwards for tax purposes at December 31, 2021 for US federal taxes, US state taxes and foreign taxes. Represent to us that, in future filings, you will disclose the net operating loss carryforwards for tax purposes and not for accounting purposes.

The Company’s response to prior comment 7 stated the US federal net operating loss is lower for tax purposes than for accounting purposes but it was not intended to further imply the net operating loss carryforward disclosure was presented on an accounting and not tax basis. Management can confirm that the $21 million, $31 million and $8 million disclosed at December 31, 2021 are the net operating loss carryforwards for tax purposes for US federal, US state and foreign taxes,

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respectively. Management further represents that this will continue to be the basis used for the same disclosure in future filings.

The Company respectfully advises the Staff that the deferred tax asset of $3,177,000 for net operating loss carryforwards disclosed at December 31, 2021 reflects that the US federal net operating loss includes amounts related to intercompany gains that are eliminated for accounting purposes. The tax effect on the portion of the US federal net operating loss that relates to the intercompany gains is presented as a prepaid tax asset within other assets in accordance with the requirements of ASC 740-10-25-3(e), as opposed to being included in the deferred tax asset balance at December 31, 2021.

Note 5: Segment reporting, page 94

3.	We acknowledge your response to prior comment 8. The reconciliation of each segment income/loss from operations to segment loss before taxation in your proposed disclosure effectively provides two segment measures of profit or loss. Assuming that you believe that your segment income/loss from operations is your single measure of segment profit or loss, please represent to us that, in future filings, you will reconcile the total of your individual segment income/loss from operations to consolidated income/loss before taxation in the aggregate.

The Company’s segment measure of profit or loss is income/(loss) before income taxes. Accordingly, the Company represents that, in future filings, the individual segment income/(loss) before income taxes will be reconciled to consolidated income/(loss) before income taxes only in the aggregate.

Provided below is a proposed segment presentation and reconciliation, which the Company will adopt and include in future filings:

Reconciliation
Asset
		management			Adjustment
	Capital	and other	Other	Total	for third-party
	provision	services	corporate	segments	interests	Consolidated
Capital provision income
Management fee income
Performance fee income
Income from BOF-C
Other services income
Total revenues

Operating expenses

Finance costs
Loss on debt buyback
Foreign currency transactions gains/(losses), net
Total other expenses

Income/(loss) before tax

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Reconciliation
Asset
		management			Adjustment
	Capital	and other	Other	Total	for third-party
	provision	services	corporate	segments	interests	Consolidated
Assets
Cash and cash equivalents
Marketable securities
Due from settlement of capital provision assets
Capital provision assets
Other
Total assets

Liabilities
Debt interest payable
Debt payable
Financial liabilities relating to third-party interests in capital provision assets
Other
Total liabilities

Should you have any questions or comments with respect to this letter, please contact me at (646) 849-9424 or kbrause@burfordcapital.com.

Sincerely,

BURFORD CAPITAL LIMITED

		By:	/s/ Kenneth A. Brause
			Name:	Kenneth A. Brause
			Title:	Chief Financial Officer

cc:	Mark N. Klein
Charles E. Utley

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